

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2023

Robert McKee
Chief Executive Officer
Kodiak Gas Services, Inc.
15320 Highway 105 W, Suite 210
Montgomery, TX 77356

> **Re: Kodiak Gas Services, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 12, 2022**
> **CIK No. 0001767042**

Dear Robert McKee:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 12, 2022

Cover Page

1. We note your disclosures that after the completion of the offering, EQT and Kodiak Holdings will control a significant percentage of your voting power, and EQT will be able to influence matters that require approval by your stockholders. Please advise whether you will be a controlled company under NYSE rules. If so, please include appropriate disclosure of this status on the prospectus cover page, Prospectus Summary, and Risk Factors. Please also disclose the corporate governance exemptions available to a controlled company and whether you intend to rely on these exemptions.

Summary

Non-GAAP Financial Measures

Adjusted Gross Margin and Adjusted Gross Margin Percentage, page 17

2.   We note your tables under the section reconcile from gross margin to adjusted gross margin and gross margin percentage. Within these tables, please also include disclosure of the gross margin percentage as calculated in accordance with GAAP, in order to comply with the equal prominence guidance under Item 10(e)(1)(i)(A) of Regulation S-K.

Risk Factors

We have several key customers. The loss of one or more of these customers would result in a decrease in our revenues, page 22

3.   We note your disclosure that you provide compression operations under contracts with several key customers, and the loss of all or even a portion of the compression operations you provide to your key customers, as a result of competition or otherwise, could have a material adverse effect on your business, results of operations and financial condition. In this regard, we note that your two largest customers accounted for approximately 24% of your revenues for the year ending December 31, 2021 and 23% for the year ending December 31, 2020, your largest customer accounted for approximately 12% of our revenues for the years ended December 31, 2021 and December 31, 2020, and your ten largest customers accounted for approximately 59% and 60% of your revenue for the years ended December 31, 2021 and 2020, respectively. To the extent you are substantially dependent on contracts with these customers, please describe the material terms of such contracts and file the contracts as exhibits to your registration statement Refer to Item 601(b)(10) of Regulation S-K. If you believe you are not substantially dependent on such contracts, please provide us with an analysis to explain your basis.

EQT controls a significant percentage of our voting power, page 41

4.   Please revise to clarify the relationship between EQT and Kodiak Holdings, including EQT's voting control over Kodiak Holdings. In this regard, we note your disclosure on page ii that Kodiak Holdings" means Frontier TopCo Partnership, L.P., an affiliate of EQT AB and holder of record of Kodiak Gas Services, Inc. common stock.

Future sales of our common stock in the public market could reduce our stock price, page 46

5.   We note your disclosure that Kodiak Holdings and certain of your other stockholders will be party to the Stockholders Agreement, which will require you to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Please revise to disclose the aggregate number of shares of common stock which will be subject to these registration rights.

Dividend Policy, page 51

6.   We note your disclosure stating, "After completion of this offering, we *may* pay cash dividends...". We further note your disclosure within risk factors on p. 80 that "We believe that our resilient business model ***will support an attractive through-cycle dividend*** to our stockholders." Please revise your disclosure here, and elsewhere, to clarify your expectations regarding your intention to pay dividends. Further, if you do not intend to pay dividends to shareholders, please clarify why you believe the presentation of cash available for dividends is a significant metric in assessing your operating results and profitability.

7.   Your disclosure under this heading states "We expect to adopt a written dividend policy relating to such dividends...". Please tell us the status of such written dividend policy, and if applicable, include the written policy in your prospectus.

Business, page 72

8.   We note your use of industry and market data here and throughout your prospectus derived from reports by third parties, including EIA and the International Agency. Please revise to include the names and dates of these reports. Please also provide us with supplemental support for all statements that relate to your competitive position within your industry or revise your disclosure to make clear the basis for the statement. The following are examples of these statements.
   •   We are a leading operator of contract compression infrastructure in the United States ("U.S.").
   •   We are a market leader in the Permian Basin, which is the largest producing natural gas and oil basin in the U.S.
   •   Furthermore, we maintain an intense focus on being the most sustainable and responsible operator of contract compression infrastructure.
   •   We lead the industry in large horsepower compression, with approximately 80% of our approximately 2.9 million horsepower fleet comprised of compression units larger than 1,000 horsepower.
   •   Our partnership-focused business model provides best-in-class reliability...
   •   We believe these factors make us the leading choice for our customers.

Financial Statements, page F-1

9.   Please revise to provide unaudited interim financial statements as of and for the quarterly and year-to-date period ended September 30, 2022 as required by Rule 8-08 of Regulation S-X.

Note 8. Stockholders' Equity, page F-21

10.   We note that Kodiak Holdings issued incentive awards to certain employees of Kodiak Gas Services, LLC (a wholly-owned subsidiary of the Company). The Company records

stock compensation expense associated with these awards because of the employment relationship of the grantees with Kodiak Gas Services, LLC. Please tell us and disclose the pertinent rights and privileges of the these outstanding awards. For example, disclose the number of awards issued as well as the exercise prices and pertinent dates of vesting. Further, quantify any compensation expense associated with these awards for all periods presented.

11.   We note that On March 6, 2019, 61,098.4 of Class B incentive units ("Class B Units") were authorized under the 2019 Class B Unit Award Agreement, to certain employees and non-employee board members. These Class B Units constitute "profits interests". As of December 31, 2021, there were authorized 61,068.0 Class B Units, and as of February 15, 2021, 57,502.4 Class B Units were granted. Please file these compensation agreements as an exhibit to this registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

Exhibits

12.   Please file the Term Loan Credit Agreement as an exhibit to your registration statement or tell us why you believe it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

General

13.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Matt Pacey